                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

For the month of: May, 2007                    Commission File Number: 001-14460

                                   AGRIUM INC.
                              (Name of registrant)

                          13131 LAKE FRASER DRIVE S.E.
                                CALGARY, ALBERTA,
                                 CANADA T2J 7E8
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

     Form 20-F         Form 40-F   X
               -----             -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                            -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                            -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

     Yes         No   X
         -----      -----

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        AGRIUM INC.


Date: May 3, 2007                       By: /S/ GARY J. DANIEL
                                            ------------------------------------
                                        Name: Gary J. Daniel
                                        Title: Senior Legal Counsel &
                                               Assistant Corporate Secretary

                                  EXHIBIT INDEX

Exhibit            Description of Exhibit
-------   ----------------------------------------
   1      Press Release # 07-011 dated May 3, 2007

NEWS RELEASE TRANSMITTED BY CCNMATTHEWS

FOR: AGRIUM INC.

TSX, NYSE SYMBOL: AGU

May 3, 2007

Agrium Reports First Quarter Results, Expects Record First Half

CALGARY, ALBERTA--(CCNMatthews - May 3, 2007) -

ALL AMOUNTS ARE STATED IN U.S.$

Agrium Inc. (TSX:AGU) (NYSE:AGU) announced today that its net loss for the first quarter of 2007 was $11-million ($0.08 diluted loss per share), an improvement over a net loss of $48-million ($0.37 diluted loss per share) for the same period in 2006.

"Our first quarter activity largely focused on positioning us to benefit from the very strong industry conditions we are seeing today. We expect the spring of 2007 to be the best we have ever seen, despite some impact from weather issues and rail service disruptions," said Agrium President & CEO Mike Wilson. "Industry fundamentals remain very strong in both the short and medium-term," continued Mr. Wilson.

The fundamentals for agriculture and the major nutrients continue to be robust. The U.S. Department of Agriculture expects about 90 million acres of corn to be planted this year, a 12 million acre increase over last year. Agriculture forecasters anticipate U.S. corn area may remain close to this level for a number of years to come. As corn is an input intensive crop, this bodes well for our Retail, Wholesale and Advanced Technologies business units. Weather conditions in the U.S. have generally been favorable in California, the Northwest and the Southeast, but so far have been poor in the U.S. cornbelt, where wet weather and freezing temperatures have delayed field activity.

Agrium is providing guidance for the second quarter of a record $1.45 to $1.55 diluted earnings per share.

KEY DEVELOPMENTS

- The first quarter is a seasonally slow quarter for Retail and Wholesale. Total EBITDA was $42-million compared with a $25-million loss in the same quarter of 2006. The 2007 first quarter results were impacted by a largely non-cash charge for stock-based compensation expense of $28-million ($0.15 diluted earnings per share) given the strength in Agrium's share price. Cash provided by operating activities was $161-million in the first quarter of 2007 largely related to changes in working capital.

- Retail is well positioned to benefit from the positive industry fundamentals and remains on track to realize our previously announced synergies. Retail EBIT declined from $(14)-million to $(21)-million relative to the first quarter of 2006, as 2007 results included the increased selling expenses associated with operating the Royster-Clark assets through all of the first quarter of 2007 versus only two months in 2006. Retail EBIT for the first quarter of 2007 improved by $5-million when compared to first quarter

     2006 Retail EBIT normalized to include a full three months of Royster-Clark operations.

- Wholesale EBIT increased by $86-million to $62-million in the first quarter of 2007 due to a combination of improved gross profit for all three nutrients, the benefit of an $11-million reduction in our environmental accrual resulting from a regulatory agency approved revision to our remediation plans and a $43-million loss on non-qualifying hedges experienced last year. Nitrogen gross profit increased by $22-million over last year. Our North American urea margins were a near record $84 per tonne in the first quarter and are expected to be significantly higher in the second quarter. Ammonia sales were primarily to industrial customers in the first quarter as the late spring resulted in the deferral of U.S. agricultural ammonia sales into the second quarter. International sales volumes were reduced and costs were higher as a result of a planned major turnaround at our Profertil facility in Argentina in January and the absence of Kenai production. Kenai restarted production May 2, 2007. Our phosphate gross profit doubled, despite rail service disruptions that impacted our Canadian phosphate operations. Both phosphate volumes and margins are expected to expand significantly in the second quarter. Potash gross profit increased by $5-million but was constrained due to lower than expected production and rail service disruptions.

- Advanced Technologies delivered a solid first quarter with EBIT of $5-million. In April, Agrium Advanced Technologies acquired a 19.6 percent equity position in a Chinese specialty fertilizer company, Hanfeng Evergreen Inc. (Hanfeng) for C$6.22 per share or US$63-million. In addition, Agrium has the opportunity to participate in future sulphur coated urea joint ventures with Hanfeng.

- Agrium has announced that it and its joint venture co-owners are proceeding with the construction of a world scale nitrogen facility to be located in Damietta, Egypt, with completion expected in 2010. The plant will consist of two ammonia and urea trains with a combined capacity of 1.3 million tonnes of urea and 100,000 tonnes of net ammonia. Agrium will hold a 60 percent interest in the EAgrium joint venture, and will be the exclusive marketer of the nitrogen products exported from this facility. The construction cost of the facility and related infrastructure is forecast to be approximately $1.2-billion. Approximately two-thirds of the project is expected to be financed through non-recourse debt, with the remainder funded by equity contributions from the co-owners. The project is conditional on a lender financing commitment.

MANAGEMENT'S DISCUSSION AND ANALYSIS

May 3, 2007

Forward-Looking Statements are outlined after the Outlook, Risks and Uncertainties section of this press release. The major assumptions made in preparing our first half guidance are outlined below and include, but are not limited to:

- continued strength in grain and oilseed prices through the second quarter and an increase in corn acreage in the United States and Argentina which will support strong demand for nutrients;

- second quarter wholesale production and sales will be at or above 2006 levels despite the negative impact of rail service interruptions in North America;

- a continuation of tight world fertilizer markets will support strong prices on wholesale sales volumes;

- weather patterns across North and South America supporting a normal fertilizer application season;

- our retail fertilizer and chemical sales volumes and margins will be above 2006 levels for the second quarter;

- no major plant shutdowns or outages at our wholesale manufacturing facilities during the second quarter;

-    our Kenai nitrogen facility recommencing single-train operations in early
     May;

- the Argentine urea price cap to growers of $300 per tonne continuing through the second quarter;

-    the average NYMEX gas price for the second quarter approximating
     $7.60/MMBtu;

- the exchange rate for the Canadian dollar, expressed in U.S. dollars, averaging C$1.17 to U.S.$1.00 for the second quarter;

- realized synergies relating to the acquisition of Royster-Clark consistent with amounts previously disclosed; and,

- stock-based compensation expenses in the second quarter reflecting the impact of continued strengthening in Agrium's stock price and performance.

2007 First Quarter Operating Results

NET EARNINGS

Agrium's first quarter consolidated net loss was $11-million compared with a loss of $48-million for the same quarter of 2006. Diluted loss per share for the first quarter of 2007 was $(0.08) compared to $(0.37) for the first quarter of 2006. EBIT was $nil for the first quarter of 2007 compared with an EBIT loss of $64-million for the first quarter of 2006. This improved EBIT performance, year-over-year, was comprised of an increase in gross profit of $56-million and a decrease in operating expenses of $8-million.

Gross profit in the first quarter of 2007 was $188-million compared to $132-million in the first quarter of 2006. Favorable weather conditions in the western region contributed a $19-million increase in gross profit to our Retail business segment as fertilizer sales and margins showed quarter-over-quarter growth. Higher selling prices for phosphate combined with lower natural gas costs and increased production from our domestic nitrogen facilities contributed to a $34-million increase in gross profit through our Wholesale business segment. Our Advanced Technologies business segment contributed an additional $8-million in our quarter-over-quarter gross profit increase.

The decrease in operating expenses reflects a combination of the following items:

- $20-million increase in Retail's selling expenses as a result of increased sales activity and the inclusion in 2007 of a full quarter's results of the Royster-Clark acquisition compared to two months in 2006;

- $43-million mark-to-market loss on non-qualifying hedge positions in the first quarter of 2006 compared to $1-million in 2007;

- $22-million increase in stock-based compensation expense in the first quarter of 2007 due to a number of factors including a significant increase in our share price;

- $11-million reversal of an environmental remediation accrual in the first quarter of 2007 due to a regulatory agency approved change in the related remediation plan.

FINANCIAL POSITION AND LIQUIDITY

At the end of the first quarter, cash on hand was $45-million compared to $49-million at March 31, 2006.

Operating activities provided cash of $161-million in the first quarter of 2007 compared to a net use of $19-million for the same quarter of 2006. Quarter-over-quarter, accounts receivable and accounts payable increased $190-million and $212-million, respectively. The increase in accounts receivable is due to a combination of increased sales in all business segments and a decrease of $47-million in the utilization of our accounts receivable securitization facility. The increase in accounts payable is primarily attributable to a $191-million increase in Wholesale and Retail customer prepaid sales. Inventories decreased $121-million primarily as a result of improved inventory management practices and the closure and consolidation of several facilities as part of our integration of Royster-Clark. In addition, included in the first quarter of 2006 was approximately $32-million of inventory associated with the East Dubuque nitrogen facility, which was sold in April 2006. The value of Wholesale's urea inventories declined due to a combination of increased sales volumes due to strong domestic demand, the absence of production at our Kenai facility and a lower cost of product in storage due to lower natural gas costs compared to last year.

BUSINESS SEGMENT PERFORMANCE

Retail

Retail's first quarter net sales were $337-million compared to $280-million in the first quarter of 2006. Gross profit increased by $19-million compared to the same quarter last year. EBIT was a loss of $21-million compared to a 2006 first quarter loss of $14-million.

The increase in net sales and gross profit is attributed to:

- Fertilizer sales increased $51-million in the first quarter of 2007 versus the same quarter in 2006. The increase occurred in the southeast and western regions of North America due to favorable weather conditions and higher unit prices. Fertilizer gross profit increased by $13-million due to an increase in both volumes and sales prices and lower costs as we captured value from our distribution assets acquired from Royster-Clark in 2006.

- Chemical sales increased $5-million from the prior year first quarter but gross profit decreased $1-million. Increased insect pressure in the North American western region increased sales volumes but margins were somewhat negatively impacted by competitive pricing pressure from generic chemicals. In addition, a change in vendor payouts of discretionary chemical rebates resulted in more rebates being paid out in the fourth quarter of 2006, reducing our discretionary rebate income throughout our North American markets in the first quarter of 2007. The net effect was a decrease in chemical margins to 29 percent in the first quarter of 2007 versus 32 percent in the first quarter of 2006.

- Seed sales increased by $7-million to $28-million in the first quarter of 2007 from $21-million in the first quarter of 2006 reflecting our continued commitment to and focus on our seed business. Gross profit was $1-million lower, primarily due to timing differences associated with the amalgamation of our private-label seed business. We expect significant improvement in seed margins in the third quarter. In addition, margins should improve due to tight corn seed supplies.

Retail expenses increased by $26-million in the first quarter of 2007 versus the same quarter of 2006 primarily due to higher selling expenses associated with increased sales activity and lower expenses in 2006 due to including only two months of Royster-Clark expenses in the first quarter of that year.

Wholesale

Wholesale's first quarter net sales were $484-million compared to $379-million in the first quarter of 2006. Gross profit increased by $34-million compared to the same quarter last year. EBIT was $62-million, an increase of $86-million over the first quarter 2006 EBIT loss of $24-million.

The increase in net sales and gross profit is attributed to:

- Nitrogen gross profit was $22-million higher than the first quarter of 2006 largely due to higher domestic nitrogen sales volumes, lower natural gas costs and higher production operating rates which contributed to lower cost of product sold. International nitrogen gross profit was $15-million lower than the first quarter of 2006 despite comparatively higher international urea sales prices. The higher selling prices were offset by lower sales volumes and higher costs related to our Kenai facility, which did not operate in the first quarter due to lack of natural gas supply, as well as higher production costs at our Profertil facility due to a planned shutdown in February 2007.

- Phosphate gross profit was $5-million higher than the first quarter of 2006. Higher MAP and SPA sales volumes and selling prices were the key contributors to the stronger margins. Poor rail service caused disruption of phosphate rock deliveries to our Redwater facility, leading to higher production costs and reduced production volumes. We have arranged for supplemental phosphate rock supply from Morocco for our Redwater facility to increase our production rates and lower our production costs. The impact of this additional phosphate rock supply will begin to be realized in the latter half of the second quarter.

- Potash gross profit was $5-million higher than the first quarter of 2006 primarily as a result of increased international sales volumes offset somewhat by lower domestic sales volumes. International sales volumes were comparatively higher, as the first quarter of 2006 included the effects of lower Canpotex shipments due to the delayed settlement of international pricing for the Chinese market. First quarter 2007 domestic volumes were lower than the same quarter in 2006 primarily due to rail service limitations.

Wholesale's operating expenses decreased by $52-million in the first quarter of 2007 versus the first quarter of 2006. The decrease was primarily due to a first quarter 2006 non-qualifying natural gas hedge loss of $43-million versus a loss of $1-million in the first quarter of 2007. In addition, we recorded an $11-million reversal of a portion of an existing groundwater environmental remediation liability due to a regulatory agency approved change in the remediation plan in 2007. This was offset somewhat by an increase in first quarter 2007 stock-based compensation of $3-million over the same quarter in 2006.

Advanced Technologies

Advanced Technologies contributed $11-million in gross profit and $5-million in EBIT in the first quarter of 2007. Gross profit was $8-million higher in the first quarter of 2007 versus the first quarter of 2006 and EBIT was $4-million higher for the same comparative period. The increases were primarily due to the inclusion of the results from the Pursell and Nu-Gro acquisitions as well as for ESN and Duration for the full first quarter in 2007 versus the inclusion of only two months results for the Nu-Gro acquisition in the first quarter of 2006.

Other

EBIT for our 'Other' non-operating business segment for the first quarter of 2007 was a loss of $46-million compared to a loss of $27-million for the same period last year. The negative variance was primarily due to higher stock-based compensation expense. Stock-based compensation expense was significantly higher due to several factors including an increase in our share price as well as the first quarter issuance of a new tranche of performance based compensation units for which a significant number required accelerated recognition of the compensation cost for retirement eligible employees under Canadian accounting standards.

NON-GAAP MEASURES

In the discussion of our performance for the quarter, in addition to the primary measures of earnings and earnings per share, we make reference to EBITDA (earnings before interest expense, income taxes, depreciation, amortization and asset impairment). We consider EBITDA to be a useful measure of performance because income tax jurisdictions and business segments are not synonymous and we believe that allocation of income tax charges distorts the comparability of historical performance for the different business segments. Similarly, financing and related interest charges cannot be allocated to all business segments on a basis that is meaningful for comparison with other companies.

EBITDA is not a recognized measure under GAAP, and our method of calculation may not be comparable to other companies. Similarly, EBITDA should not be used as an alternative to cash provided by (used in) operating activities as determined in accordance with GAAP.

ACCOUNTING POLICY CHANGE

Effective January 1, 2007, we adopted new accounting standards issued by the Canadian Institute of Chartered Accountants: Financial Instruments - Recognition and Measurement, Financial Instruments - Disclosure and Presentation, Comprehensive Income, and Hedges. On adoption of these standards, a new category, Accumulated Other Comprehensive Income (Loss), has been added as a component of Shareholders' Equity where certain unrealized gains and losses are reported until realization. Note 1 to the interim consolidated financial statements provides further details on adoption of the new standards as described above, as well as the adoption of other new accounting standards that did not have a material impact to the consolidated financial statements.

SUBSEQUENT EVENTS

Subsequent to March 31, 2007, the following events occurred:

- We acquired a 19.6-percent interest in a Chinese specialty fertilizer company, Hanfeng Evergreen Inc. (Hanfeng) for $63-million. In addition, Agrium has an option to acquire an additional interest in a subsidiary of Hanfeng for the purpose of participating in future sulfur-coated urea joint ventures. Hanfeng is traded on the Toronto Stock Exchange. The results of the 19.6-percent interest will be included in the results of our Advanced Technologies business segment.

- We approved our participation in a project to construct a world-scale nitrogen facility to be located in Damietta, Egypt with an estimated capital cost of $1.2-billion. We will have a 60 percent interest in the project and will be the exclusive marketer of the nitrogen products exported from this facility. This project is scheduled to commence May 15, 2007 and is expected to be fully completed by the end of 2010. The project is conditional on obtaining a lender commitment for financing. The majority of the project is expected to be financed through non-recourse debt, with the remainder funded by equity contributions from the project participants. The results of this project will be included in our Wholesale business segment.

OUTLOOK, KEY RISKS AND UNCERTAINTIES

The outlook for global and North American agricultural markets continues to be supported by rising global GDP levels and rapid growth in demand for grain and oilseeds used for bio fuel production. The U.S. Department of Agriculture planting intentions report indicated that U.S. corn acreage could rise by 12 million acres in 2007 and total U.S. crop acreage by 5.5 million acres. Corn prices are up more than 60 percent compared to the spring of 2006 in spite of the prospects for record corn production in 2007. Growth in bio fuel production is supporting global corn markets as well as the sugar cane market in Brazil and palm oil markets in Asia. Higher prices and acreage of input intensive crops such as corn, sugar cane, and palm oil should support global nutrient demand growth in 2007. A risk to the demand outlook in North America is that cool, wet weather could delay seeding progress, which would impact total seeded acreage including the number of acres that are planted to corn.

A delay in purchases from India through the first quarter of 2007 combined with a year to date reduction in North American urea supplies should support global import demand through the remainder of 2007. Higher grain prices and the potential for an additional 12 million acres of corn in the U.S. could support an eight to ten percent increase in North American nitrogen demand. North American nitrogen supplies are down significantly from last year in spite of the expectation of higher nitrogen demand. North American urea producer inventories are down 38 percent compared to the last year and urea imports into the U.S. are down 31 percent for the current fertilizer year. The risk to the outlook for nitrogen is the impact of new nitrogen supplies from the Arab Gulf region and the potential for an increase in export supply out of China and Indonesia.

Global and North American potash demand should be supported by higher grain prices and the need for growers to catch up following a year of lower application rates. We concur with industry analysts that expect North American potash demand to increase by around ten percent in 2007 due to higher grain prices and the anticipated increase in corn acreage. North American producer deliveries are up an estimated 30 percent for the current fertilizer year due to stronger offshore and domestic demand. Producer inventory levels are down 14 percent from last year and six percent lower than the five-year average. The completion of mine expansions in North America will increase the supply of potash to the domestic and offshore markets.

The phosphate market has strengthened significantly through the first quarter of 2007 as strong global demand and U.S. production curtailments over the past two years have tightened the market. U.S. phosphate production is down three percent for the current fertilizer year and producer inventories were down 52 percent at the end of March. Phosphate producer deliveries were up five percent for the current fertilizer year even with a four percent reduction in U.S. exports. Import demand for MAP is expected to remain strong in Latin America due to the improvement in agriculture fundamentals. The level of import demand for DAP in key Asian markets such as China and Pakistan is a risk to the phosphate outlook as sales into these markets have declined.

Forward-Looking Statements

Certain statements in this press release constitute forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties, including those referred to in the management discussion and analysis section of the Corporation's most recent annual report to shareholders, which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

A number of factors could cause actual results to differ materially from those in the forward-looking statements, including, but not limited to, weather conditions, future crop and ethanol prices, the exchange rates for U.S., Canadian, and Argentine currencies, seeded crop acreage within North and South America, crop protection chemical application rates in North America, future price, consumption, inventory levels and level of trade of nitrogen, phosphate and potash, and specialty fertilizers in North America and globally, including future additional fertilizer capacity and operating rates, South American and Chinese domestic fertilizer consumption and government policy, including the application of price controls on fertilizers, fertilizer trade policies and volumes for China and India, potential constraints in the transportation of fertilizer to reach customers during peak seasonal demand, the future regional price level and volatility of natural gas, the future gas prices and availability at Kenai, timing of facility turnarounds, maintenance and production rates at our facilities, anticipated phosphate ore quality at Kapuskasing and resulting future mining and processing costs, the price and availability of sufficient urea substrate for controlled-release products, the potential inability to integrate and obtain anticipated synergies for recent or new business acquisitions as planned or within the time predicted, in particular with respect to the Royster-Clark acquisition.

In relation to recently announced Egyptian nitrogen project factors that could cause actual results to differ materially from those in the forward-looking statements, including, but not limited to, plans to finance and completing project financing as anticipated, changes in development plans, capital construction costs, construction progress and potential delays in building the facility and related infrastructure, availability of equipment and labor, performance of other parties, risks associated with technology, changes in the relative value of the Euro and Egyptian pound currencies, political risks, including civil unrest, actions by armed groups or conflict, general economic, market and business conditions. This would include Egyptian governmental and regulatory requirements, actions by governmental authorities, including changes in government policy, changes in environmental, tax and other laws or regulations and the interpretation thereof.

Agrium disclaims any intention or obligation to update or revise any forward-looking information as a result of new information or future events.

OTHER

Agrium Inc. is a major Retail supplier of agricultural products and services in North and South America, a leading global Wholesale producer and marketer of all three major agricultural nutrients and the premier supplier of specialty fertilizers in North America through our Advanced Technologies business unit. Agrium's strategy is to grow across the value chain through acquisition, incremental expansion of its existing operations and through the development, commercialization and marketing of new products and international opportunities. Our strategy places particular emphasis on growth opportunities that both increase and stabilize our earnings profile in the continuing transformation of Agrium.

A WEBSITE SIMULCAST of the 2007 1st Quarter Conference Call will be available in a listen-only mode beginning Thursday, May 3rd at 9:30 a.m. MT (11:30 a.m. ET). Please visit the following website: www.agrium.com.

/T/

AGRIUM INC.
Consolidated Statements of Operations and Retained Earnings
(Millions of U.S. dollars, except per share information)
(Unaudited)

                                                         Three months ended
                                                               March 31,
                                                         ------------------
                                                           2007       2006
                                                         --------   -------
Sales                                                      $  861    $  688
Direct freight                                                 40        31
                                                           ------    ------
Net sales                                                     821       657
Cost of product                                               633       525
                                                           ------    ------
Gross profit                                                  188       132
                                                           ------    ------
Expenses
   Selling                                                    100        78
   General and administrative                                  22        21
   Depreciation and amortization                               42        39
   Royalties and other taxes                                    9         5
   Other expenses (note 6)                                     15        53
                                                           ------    ------
                                                              188       196
                                                           ------    ------
Loss before interest expense and income taxes                  --       (64)
   Interest on long-term debt                                  13         9
   Other interest                                               3         2
                                                           ------    ------
Loss before income taxes                                      (16)      (75)
                                                           ------    ------
   Current income tax recovery                                 (4)       (4)
   Future income tax recovery                                  (1)      (23)
                                                           ------    ------
   Income tax recovery                                         (5)      (27)
                                                           ------    ------
Net loss                                                      (11)      (48)
   Retained earnings - beginning of period                    602       584
   Transition adjustment on adoption of new accounting
      standards (note 1)                                       (3)       --
                                                           ------    ------
Retained earnings - end of period                          $  588    $  536
                                                           ======    ======

Loss per share (note 7)
   Basic                                                   $(0.08)   $(0.37)
   Diluted                                                 $(0.08)   $(0.37)

See accompanying notes

AGRIUM INC.
Consolidated Statements of Cash Flows
(Millions of U.S. dollars)
(Unaudited)

                                                      Three months ended
                                                            March 31,
                                                      ------------------
                                                        2007      2006
                                                      -------   --------
Operating
Net loss                                                $ (11)     $ (48)
Items not affecting cash
   Depreciation and amortization                           42         39
   Future income tax recovery                              (1)       (23)
Other                                                       4         29
Net change in non-cash working capital                    127        (16)
                                                        -----      -----
Cash provided by (used in) operating activities           161        (19)
                                                        -----      -----
Investing
   Capital expenditures                                   (26)       (28)
   Acquisitions, net of cash acquired (note 2)             --       (560)
   Decrease in other assets                                 3          2
   Proceeds from disposal of assets and investments        --          4
   Other                                                   --         (1)
                                                        -----      -----
Cash used in investing activities                         (23)      (583)
                                                        -----      -----

Financing
   Common shares                                            8         17
   Bank (repayment) indebtedness                         (203)       341
   Common share dividends paid                             (7)        (7)
                                                        -----      -----
Cash (used in) provided by financing activities          (202)       351
                                                        -----      -----
Decrease in cash and cash equivalents                     (64)      (251)
Cash and cash equivalents - beginning of period           109        300
                                                        -----      -----
Cash and cash equivalents - end of period               $  45      $  49
                                                        =====      =====

AGRIUM INC.
Consolidated Balance Sheets
(Millions of U.S. dollars)
(Unaudited)

                                                    As at          As at
                                                 March 31,      December 31,
                                              ---------------   ------------
                                               2007     2006        2006
                                              ------   ------   ------------
ASSETS
Current assets
   Cash and cash equivalents                  $   45   $   49     $  109
   Accounts receivable                           575      385        566
   Inventories                                 1,056    1,177        747
   Prepaid expenses                              180       86        137
   Assets held for sale (note 3)                  --       84         --
                                              ------   ------     ------
                                               1,856    1,781      1,559
Property, plant and equipment                  1,327    1,452      1,332
Intangible assets                                 72       31         75
Goodwill                                         174      129        174
Other assets                                     107      100        103
Future income tax assets                          24       59         22
                                              ------   ------     ------
                                              $3,560   $3,552     $3,265
                                              ======   ======     ======
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
   Bank indebtedness                          $   24   $  351     $  227
   Accounts payable and accrued liabilities    1,213    1,001        732
   Current portion of long-term debt               1       30          1
   Liabilities related to assets held for
      sale (note 3)                               --        3         --
                                              ------   ------     ------
                                               1,238    1,385        960
Long-term debt
   Recourse debt                                 664      441        669
   Non-recourse debt                              --       35         --
                                              ------   ------     ------
                                                 664      476        669
Other liabilities                                265      287        272
Future income tax liabilities                    142      255        131
                                              ------   ------     ------
                                               2,309    2,403      2,032
Shareholders' equity
Share capital                                    625      601        617
Contributed surplus                                5        3          5
Retained earnings                                588      536        602
Accumulated other comprehensive income            33        9          9
                                              ------   ------     ------
                                               1,251    1,149      1,233
                                              ------   ------     ------
                                              $3,560   $3,552     $3,265
                                              ======   ======     ======

AGRIUM INC.
Consolidated Statements of Shareholders' Equity and Comprehensive Income
(Unaudited)

                    Millions
                       of
                     shares                        Millions of U.S. dollars
                    --------   ---------------------------------------------------------------
                                                                  Accumulated
                                                                     other           Total
                     Common    Common   Contributed   Retained   comprehensive   shareholders'
                     shares    shares     surplus     earnings       income          equity
                    --------   ------   -----------   --------   -------------   -------------
Balance as at
   December 31,
   2006                133      $617         $5         $602          $ 9            $1,233
   Transition
      adjustments
      for net
      deferred
      gains on
      cash flow
      hedges (net
      of tax)
      (note 1)                                            (3)           5                 2
                       ---      ----        ---         ----          ---            ------
Balance as at
   January 1,
   2007                133       617          5          599           14             1,235
                                                                                     ------
   Net loss                                              (11)                           (11)
   Unrealized
      gains on
      derivatives
      (net of tax
      of $5)                                                           13                13
   Realized loss
      on
      derivatives
      (net of tax
      of $2)                                                            5                 5
   Foreign
      currency
      translation
      adjustment                                                        1                 1
                                                                                     ------
Comprehensive
   income                                                                                 8
Stock-based
   compensation          1         8                                                      8
                       ---      ----        ---         ----          ---            ------
Balance as at
   March 31,
   2007                134      $625         $5         $588          $33            $1,251
                       ===      ====        ===         ====          ===            ======
Balance as at
   December 31,
   2005                131      $583         $3         $584          $10            $1,180
                                                                                     ------
Net loss                                                 (48)                           (48)
Foreign
   currency
   translation
   adjustment                                                          (1)               (1)
                                                                                     ------
Comprehensive
   income (loss)                                                                        (49)
Stock-based
   compensation          1        18                                                     18
                       ---      ----        ---         ----          ---            ------
Balance as at
   March 31,
   2006                132      $601         $3         $536          $ 9            $1,149
                       ===      ====        ===         ====          ===            ======


AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements For the three months ended March 31, 2007 (Millions of U.S. dollars, except per share amounts) (Unaudited)

/T/

1. SIGNIFICANT ACCOUNTING POLICIES

The Corporation's accounting policies are in accordance with accounting principles generally accepted in Canada and are consistent with those outlined in the annual audited financial statements except where stated below. These interim consolidated financial statements do not include all disclosures normally provided in annual financial statements and should be read in conjunction with the Corporation's audited consolidated financial statements for the year ended December 31, 2006. In management's opinion, the interim consolidated financial statements include all adjustments necessary to present fairly such information.

Certain comparative figures have been reclassified to conform to the current year's presentation.

Accounting Policy Change

Effective January 1, 2007, the Corporation adopted new accounting standards issued by the Canadian Institute of Chartered Accountants. As required, the Corporation adopted the standards prospectively, without restatement of comparative amounts for prior periods.

The new standards are:

Comprehensive Income

Comprehensive income consists of net income and other comprehensive income
(OCI). OCI represents changes in shareholders' equity during a period arising from transactions and other events with non-owner sources. The Corporation's OCI consists of unrealized gains or losses on translation of self-sustaining foreign operations and gains and losses and changes in the fair value of the effective portion of cash flow hedging instruments. OCI is presented net of related income taxes. Cumulative changes in OCI are included in accumulated other comprehensive income (AOCI), which is presented as a new category of shareholders' equity on the consolidated balance sheet. Cumulative translation adjustments (December 31, 2006 - $9-million) consisting of gains and losses on translation of self-sustaining foreign operations, previously segregated as a separate component of shareholders' equity, are now included in AOCI.

Financial Instruments - Recognition and Measurement

The new standards establish that all financial assets and financial liabilities must be initially recorded at fair value on the consolidated balance sheet. Subsequent measurement is determined by the classification of each financial asset and liability, according to the categories below.

/T/

                                                   Subsequent measurement of
Financial instrument                                gains or losses at each
 classification         As classified by Agrium            period end
--------------------    ------------------------   -------------------------
Assets or liabilities   Cash and cash              Fair value; unrealized
   held for trading     equivalents; derivative    gains or losses
                        financial instruments      recognized in net income
                        that are not cash flow
                        hedges

Available for sale      Other investments          Fair value; unrealized
   financial assets                                gains and losses
                                                   recognized in OCI
                                                   (except for excluded
                                                   investments;) recognized
                                                   in net income on sale
                                                   of the asset or
                                                   when asset is written
                                                   down as impaired

Held to maturity        None                       Amortized cost using the
   investments                                     effective interest
Loans and receivables   Accounts receivable        rate method; if
   Other financial      Bank indebtedness,         asset/liability is
   liabilities          accounts payable,          derecognized or asset
                        long-term debt             is impaired, recognized
                                                   in net income

AGRIUM INC.
Summarized Notes to the Consolidated Financial Statements
For the three months ended March 31, 2007
(Millions of U.S. dollars, except per share amounts)
(Unaudited)

/T/

For the Corporation, amortized cost noted above generally corresponds to cost. Certain financial instruments are exempt from the standards, including: certain long-term investments; assets and obligations arising from employee future benefit plans; and obligations relating to stock-based compensation. The Corporation's investments consist mainly of equity instruments that are excluded from the new standards. Equity instruments that do not have a quoted market price in an active market are measured at cost even if the instruments are classified as financial assets available for sale.

Certain deferred debt issuance costs previously reported in other assets have been reclassified prospectively and are now reported as a reduction of debt obligations.

All derivative instruments are recorded in the balance sheet at fair value unless exempted from derivative treatment as normal purchases and sales. Under the previous standards, derivatives that met the requirements for hedge accounting were generally recorded on an accrual basis.

Hedges

The standard establishes when and how hedge accounting may be applied, as well as certain disclosure requirements. The standards specify three specific types of hedging relationships: fair value hedges, cash flow hedges, and hedges of a net investment in self-sustaining foreign operations. Application of hedge accounting is optional. The Corporation, in accordance with its risk management strategy, has decided to apply hedge accounting to derivative financial instruments consisting of gas and foreign exchange cash flow hedge contracts, and to treat them as cash flow hedges.

Upon initial application, all adjustments to the carrying amount of financial assets and liabilities were recognized as an adjustment to opening retained earnings or AOCI, depending on the classification of existing assets or liabilities. Transition adjustments relating to derivative contracts designated as cash flow hedges at January 1, 2007 include the following (millions of U.S. dollars):

/T/

                                                                Income
Balance sheet category                                  Gross    taxes    Net
----------------------                                  -----   ------   ---
Retained earnings
   Ineffective portion of qualifying cash flow hedges    $(4)    $ 1      $(3)
Accumulated other comprehensive income
   Unrealized gains on effective cash flow hedges        $ 8     $(3)     $ 5

/T/

In addition to the above, the following new accounting standards were implemented effective January 1, 2007 without material impact on the Corporation's consolidated financial statements:

Stripping costs, incurred in the production phase of a mining operation, requiring that costs of removing overburden and mineral waste materials should be accounted for according to the benefit received by the entity and recorded as either a component of inventory or a betterment to the mineral property, depending on the benefit received.

Changes in accounting policies, estimates and corrections of errors, providing guidance as to the application of voluntary changes in accounting policy, and providing for retrospective application of changes in accounting policy and error.

Determining variability to be considered in consolidation of variable interest entities, providing guidance in determining the application of accounting standards regarding consolidation of variable interest entities, based on analysis of the design of the entity including its purpose and the nature of risks in the entity.

The Corporation is studying the expected material impact of the following accounting standard anticipated to be issued and effective during 2007:

Employee future benefits, requiring recognition on the balance sheet of the funded status of post-retirement defined benefit plans, and measurement of plan assets as of the balance sheet date.

The Corporation plans to evaluate during 2007 the effects of adopting the following standards, which will be effective from January 1, 2008:

Financial Instruments - Disclosures, Financial Instruments - Presentation, and Capital Disclosures. These standards will require the Corporation to provide additional disclosures relating to its financial instruments, including hedging instruments, and about its capital. It is not anticipated that the adoption of these new accounting standards will impact the amounts reported in the Corporation's financial statements as they primarily relate to disclosure.

2. ACQUISITIONS

During the third quarter of 2006, the Corporation acquired 100 percent of certain net assets and technologies of Pursell Technologies ("Pursell"). The assets and technologies are primarily used in the production and sale of controlled-release fertilizer products.

The allocation of fair value to the net assets acquired at December 31, 2006 may be subject to change as additional valuation information about fair value of property, plant and equipment acquired becomes available.

3. ASSETS HELD FOR SALE

On November 7, 2005, Royster-Clark Inc., a wholly-owned subsidiary acquired in the Royster-Clark acquisition, entered into an agreement to sell the East Dubuque, Illinois nitrogen production facility for $50-million plus related working capital.

The assets and liabilities of the East Dubuque facility operations have been segregated in the accompanying interim consolidated balance sheets and are reported as "Assets held for sale" and "Liabilities related to assets held for sale". The sale agreement closed on April 26, 2006.

4. ACCOUNTS RECEIVABLE

During January 2006, the Corporation increased the maximum amount available under its accounts receivable securitization facility to $200-million. At March 31, 2007, the Corporation sold $45-million (2006 - $92-million) under the facility.

/T/

5. EMPLOYEE FUTURE BENEFITS

The total net employee future benefits expense for the Corporation's pension and post-retirement benefit plans are computed as follows:

                                        Three months ended
                                            March 31,
                                     -----------------------
                                        2007         2006
                                        ----         ----
Defined benefit pension plans            $ 2          $ 3
Post-retirement benefit plans              3            1
Defined contribution pension plans         6            6
                                         ---          ---
Total expense                            $11          $10
                                         ===          ===

6. OTHER EXPENSES

                                                     Three months ended
                                                          March 31,
                                                     ------------------
                                                      2007      2006
                                                      ----      ----
Interest income                                        $(5)      $(3)
Stock-based compensation                                28         6
Environmental remediation and accretion of asset
   retirement obligation                                (9)        2
Net realized and unrealized loss on non-qualifying
   derivatives                                           1        43
Foreign exchange (gain) loss                            (1)        3
Other                                                    1         2
                                                       ---       ---
                                                       $15       $53
                                                       ===       ===

7. LOSS PER SHARE

The following table summarizes the computation of net loss per share:

                                                       Three months ended
                                                             March 31,
                                                       -------------------
                                                        2007     2006
                                                       ------   ------
Numerator:
   Net loss and numerator for basic and diluted loss
      per share                                        $  (11)  $  (48)
                                                       ======   ======


Denominator:
   Weighted average denominator for basic loss per
      share                                               133       131
                                                       ======    ======

 Dilutive instruments:
 Stock options (a)                                         --       --
                                                       ------    -----
 Denominator for diluted loss per share                   133       131
                                                       ======    ======
 Basic loss per share                                  $(0.08)   $(0.37)
 Diluted loss per share                                $(0.08)   $(0.37)

(a) For diluted earnings per share, these dilutive instruments are added back only when the impact of the instrument is dilutive to basic earnings per share.

/T/

There were 134 million common shares outstanding at March 31, 2007 (2006 - 132 million). As at March 31, 2007, the Corporation has outstanding approximately four million (2006 - five million) options and options with tandem stock appreciation rights to acquire common shares.

8. FINANCIAL INSTRUMENTS

The fair value of qualifying hedging derivative instruments is recorded as the estimated amount that the Corporation would receive (pay) to terminate the contracts. Fair values are determined based on quoted market prices available from active markets or are otherwise determined using a variety of valuation techniques and models. Fair value of natural gas and foreign exchange hedges was $26-million (December 31, 2006 - $4-million) and $3-million (December 31, 2006 - nil) respectively, at March 31, 2007.

The earnings impact of ineffectiveness recognized on derivative contracts designated as cash flow hedges during the three-month period ended March 31, 2007 was a loss of $2-million, recorded in cost of product.

The estimated net amount of existing gains and losses reported in AOCI expected to be reclassified to net income in the next 12 months is $21-million.

9. SEASONALITY

The fertilizer business is seasonal in nature. Sales are concentrated in the spring and fall planting seasons while produced inventories are accumulated throughout the year. Cash collections generally occur after the planting seasons in North and South America.

/T/

                                                                      Schedule 1

                                   AGRIUM INC.
                                  Segmentation
                     (Unaudited - millions of U.S. dollars)

                                  Three Months Ended March 31
                            ----------------------------------------
                                                          Advanced
                               Retail      Wholesale    Technologies
                            -----------   -----------   ------------
                            2007   2006   2007   2006   2007    2006
                            ----   ----   ----   ----   ----   -----
Net sales - external        $337   $280   $438   $361    $46    $16
   - inter-segment            --     --     46     18      6     --
                            ----   ----   ----   ----    ---    ---
Total net sales              337    280    484    379     52     16
Cost of product              252    214    388    317     41     13
                            ----   ----   ----   ----    ---    ---
Gross profit                  85     66     96     62     11      3
Gross profit %                25%    24%    20%    16%    21%    19%
                            ====   ====   ====   ====    ===    ===
Selling Expenses            $ 93   $ 73   $  7   $  6    $ 2    $ -

EBITDA (1)                  $(13)  $ (9)  $ 92   $  8    $ 8    $ 2

EBIT (2)                    $(21)  $(14)  $ 62   $(24)   $ 5    $ 1

                               Other         Total
                            -----------   -----------
                            2007   2006   2007   2006
                            ----   ----   ----   ----
Net sales - external        $ --   $ --   $821   $657
   - inter-segment           (52)   (18)    --     --
                            ----   ----   ----   ----
Total net sales              (52)   (18)   821    657
Cost of product              (48)   (19)   633    525
                            ----   ----   ----   ----
Gross profit                  (4)     1    188    132
Gross profit %                 8%    (6%)   23%    20%
                            ====   ====   ====   ====
Selling Expenses            $ (2)  $ (1)  $100   $ 78

EBITDA (1)                  $(45)  $(26)  $ 42   $(25)

EBIT (2)                    $(46)  $(27)  $ --   $(64)

(1) Earnings (loss) before interest expense, income taxes, depreciation, amortization and asset impairment.

(2)  Earnings (loss) before interest expense and income taxes.

                                                                      Schedule 2

                                   AGRIUM INC.
                                  Product Lines
                           Three Months Ended March 31
                     (Unaudited - millions of U.S. dollars)

                                                     2007
                          ----------------------------------------------------------
                                  Cost of             Sales     Selling
                            Net   Product    Gross    Tonnes     Price       Margin
                          Sales     Sold    Profit   (000's)   ($/Tonne)   ($/Tonne)
                          -----   -------   ------   -------   ---------   ---------
Wholesale
   Nitrogen (1)
      Ammonia                55      49         6       164       335          37
      Urea                  130      93        37       426       305          87
      Nitrate, Sulphate
         and Other           94      83        11       421       223          26
                           ----    ----      ----     -----       ---         ---
      Total Nitrogen        279     225        54     1,011       276          53
   Phosphate                 74      64        10       197       376          51
   Potash (2)                52      26        26       333       156          78
   Product Purchased
      for Resale             79      73         6       261       303          23
                           ----    ----      ----     -----       ---         ---
                            484     388        96     1,802       269          53
Retail (3)
   Fertilizers              201     156        45
   Chemicals                 80      57        23
   Other                     56      39        17
                           ----    ----      ----
                            337     252        85
Advanced Technologies
   Controlled Release
      Products               45      35        10
   Other                      7       6         1
                           ----    ----      ----
                             52      41        11
Other inter-segment
   eliminations             (52)    (48)       (4)
                           ----    ----      ----
Total                      $821    $633      $188
                           ----    ----      ----

                                                           2006
                                ----------------------------------------------------------
                                        Cost of             Sales     Selling
                                  Net   Product    Gross    Tonnes     Price       Margin
                                Sales     Sold    Profit   (000's)   ($/Tonne)   ($/Tonne)
                                -----   -------   ------   -------   ---------   ---------
Wholesale
   Nitrogen (1)
      Ammonia                      68       64        4       180       378          22
      Urea                        106       85       21       371       286          57
      Nitrate, Sulphate
         and Other                 41       34        7       148       277          47
                                 ----     ----     ----      ----       ---          --
   Total Nitrogen                 215      183       32       699       308          46

   Phosphate                       48       43        5       145       331          34
   Potash (2)                      46       25       21       266       173          79
   Product Purchased
      for Resale                   70       66        4       254       276          16
                                 ----     ----     ----      ----       ---         ---
                                  379      317       62     1,364       278          45
Retail (3)
   Fertilizers                    150      118       32
   Chemicals                       75       51       24
   Other                           55       45       10
                                 ----     ----     ----
                                  280      214       66
Advanced Technologies
   Controlled Release
      Products                     12       10        2
   Other                            4        3        1
                                 ----     ----     ----
                                   16       13        3
Other inter-segment
   eliminations                   (18)     (19)       1
                                 ----     ----     ----
Total                            $657     $525     $132
                                 ----     ----     ----

(1) International nitrogen sales were 108,000 tonnes (2006-244,000); net sales were $31-million (2006-$60-million) and gross profit was $8-million (2006-$23-million).

(2) International potash sales were 179,000 tonnes (2006-102,000); net sales were $23-million (2006-$13-million) and gross profit was $14-million (2006-$6-million).

(3) International retail net sales were $17-million (2006-$14-million) and gross profit was $4-million (2006-$2-million).

/T/

-30-

FOR FURTHER INFORMATION PLEASE CONTACT:

Agrium Inc.
Richard Downey
Senior Director, Investor Relations
(403) 225-7357

OR

Agrium Inc.
Christine Gillespie
Manager, Investor Relations
(403) 225-7437
Website: www.agrium.com

INDUSTRY: Chemicals-Commodity Chemicals, Chemicals-Petrochemicals, Chemicals-Plastics and fibers, Chemicals-Specialty Chemicals,
Chemicals-Wholesalers and Distributors

SUBJECT: ERN

-0-